UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*

                           Palatin Technologies, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   696077 10 6
                                 (CUSIP Number)

                                Edward J. Quilty
                           Palatin Technologies, Inc.
               214 Carnegie Center, Suite 100, Princeton, NJ 08540
                                (609) 520-1911
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 August 21, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.  696077 10 6                                         Page 2 of 5 Pages

-------  -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Edward J. Quilty
-------  -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                       (a)  |_|

                                       (b)  |_|
-------  -----------------------------------------------------------------------
   3     SEC USE ONLY


-------  -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
                  PF

-------  -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                   |_|
-------  -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.
-------  -----------------------------------------------------------------------
                                  7     SOLE VOTING POWER

                                               696,201
        NUMBER OF SHARES        ------------------------------------------------
         BENEFICIALLY             8     SHARED VOTING POWER
          OWNED BY
            EACH                               0
          REPORTING             ------------------------------------------------
           PERSON                 9     SOLE DISPOSITIVE POWER
            WITH
                                               696,201
                                ------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER

                                               0
-------  -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  696,201

-------  -----------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                              |_|
-------  -----------------------------------------------------------------------

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.4%

-------  -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  IN

-------  -----------------------------------------------------------------------

SCHEDULE 13D FOR EDWARD J. QUILTY                              PAGE 3 OF 5 PAGES

NOTE: A paper copy of this Schedule 13D was filed on September 2, 1997. On September 5, 1997, the issuer effected a one-for-four reverse split of its common stock. The quantities outstanding and issuable common stock reported in this Schedule 13D are stated in PRE-REVERSE SPLIT terms.

Item 1.  Security and Issuer.

Title of class:  Common Stock.

Name and address of principle executive offices of issuer:

         Palatin Technologies, Inc.
         214 Carnegie Center, Suite 100
         Princeton, NJ  08540


Item 2.  Identity and Background.

(a)      Name:  Edward J. Quilty

(b)      Business address:          Palatin Technologies, Inc.
                                    214 Carnegie Center, Suite 100
                                    Princeton, NJ  08540

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

         Chairman of the Board, President and Chief Executive Officer of Palatin Technologies, Inc., a development-stage biopharmaceutical company, 214 Carnegie Center, Suite 100, Princeton, NJ 08540.

(d) Criminal convictions during the last five years (excluding traffic violations or similar misdemeanors): none.

(e) Civil proceedings during the last five years with respect to federal or state securities laws: none.

(f)      Citizenship:  United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

With respect to 191,673 shares of outstanding Common Stock: purchased with $10,398.21 from personal funds, upon exercise of stock options.

With respect to 504,528 shares of Common Stock issuable on exercise of stock options exercisable currently or within 60 days after August 21, 1997, at exercise prices from $0.05 to

SCHEDULE 13D FOR EDWARD J. QUILTY                              PAGE 4 OF 5 PAGES


$1.875 per share:  acquired by grant from the issuer.


Item 4.  Purpose of Transaction.

Purpose or purposes of the acquisition of securities of the issuer:

         With respect to 191,673 shares of outstanding Common Stock purchased upon exercise of stock options: investment in the issuer.

         With respect to 504,528 shares of Common Stock issuable on exercise of stock options exercisable currently or within 60 days after August 21, 1997: incentive and/or compensatory stock options granted by the issuer.

Plans or proposals:

          Mr. Quilty may purchase additional shares of Common Stock upon exercise of stock options.


Item 5.  Interest in Securities of the Issuer.

(a) Aggregate number of shares of Common Stock beneficially owned: 696,201 shares, including 191,673 shares of outstanding Common Stock and 504,528 shares of Common Stock issuable on exercise of stock options exercisable currently or within 60 days after August 21, 1997. Does not include 695,366 shares of Common Stock purchasable upon the exercise of stock options not exercisable currently or within 60 days after August 21, 1997.

         Percentage of class beneficially owned:  5.4%.

(b) Sole power to vote or to direct the vote: 696,201 shares. Shared power to vote or to direct the vote: 0 shares. Sole power to dispose or to direct the disposition: 696,201 shares. Shared power to dispose or to direct the disposition: 0 shares.

(c) Transactions effected during the past sixty days:

         August 21, 1997: the issuer's stockholders ratified the issuer's 1996 Stock Option Plan, thus making Mr. Quilty the beneficial owner of 120,000 shares of Common Stock issuable on exercise of a stock option exercisable at $1.875 per share, granted by the issuer on December 12, 1996, subject to stockholder ratification of the issuer's 1996 Stock Option Plan.

SCHEDULE 13D FOR EDWARD J. QUILTY                              PAGE 5 OF 5 PAGES

(d) Other persons known to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, securities listed above: none.

(e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Pursuant to the terms of various stock option grants, options to purchase an additional approximately 53,489 shares, at exercise prices from $0.05 to $1.24 per share, will become exercisable on the 16th of each month through November 16, 1998.

         During the term of the Employment Agreement dated as of November 16, 1995 between the issuer and Mr. Quilty, the issuer is obligated to issue anti-dilution options to Mr. Quilty so that at any given time, the number of shares of Common Stock purchased or purchasable under Mr. Quilty's anti-dilution options equals at least 3.75% of the issuer's outstanding Common Stock on a fully-diluted basis (i.e., assuming all securities convertible into or exercisable for common stock have been fully converted or exercised).


Item 7.  Material to Be Filed as Exhibits.

Exhibit A: Employment Agreement, as amended, dated as of November 16, 1995, between the issuer and Edward J. Quilty.


Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    August 29, 1997                           /s/ Edward J. Quilty
    ---------------                           -------------------------
         Date                                 Signature

                                              Edward J. Quilty
                                              Name/Title

                                    EXHIBIT A
                                    ---------

                                                                 EXECUTION COPY


                             EMPLOYMENT AGREEMENT


         EMPLOYMENT AGREEMENT, dated as of November 16, 1995, between RHOMED INCORPORATED (the "Corporation"), a Delaware corporation, and EDWARD J. QUILTY, an individual residing at 620 Grindan Drive, Yardly, Pennsylvania 19067 (the "Executive").

                              W I T N E S S E T H:

         WHEREAS, the Corporation desires to employ the Executive, and the Executive desires to be employed by the Corporation, upon the terms and subject to the conditions hereinafter provided.

         NOW, THEREFORE, the parties hereto hereby agree as follows:

         FIRST: Employment. The Corporation hereby employs the Executive, and the Executive hereby enters into the employ of the Corporation, for a term (the "Employment Period") of one year commencing as of the date of this Employment Agreement, which term shall thereafter be automatically extended for successive twelve-month periods (the "Renewal Periods") unless either party shall give the other written notice to the contrary no less than three months prior to the commencement of any such twelve-month period, and which term is subject to earlier termination as hereinafter provided.

          SECOND: Duties, Powers and Authority. During the Employment Period the Executive shall be employed by the Corporation in the capacity of President and Chief Executive Officer of the Corporation, with all such duties, powers and authority as appertain to such office in accordance with the Corporation's by-laws, subject to overall direction consistent with the legal authority of the Board of Directors of the Corporation (the "Board"), and such duties, powers and authority shall not be limited or materially changed by the Corporation during the Employment Period. As President and Chief Executive Officer, the Executive shall supervise, control and be responsible for the general management and operations of the Corporation and have such other executive powers and duties as may from time to time be prescribed by the Board. The Executive shall report solely to the Board and there shall be no employee of the Corporation who shall have authority equal or superior to the authority of the Executive. The Corporation shall cause the Executive to be elected to the Board at all times during the Employment Period, and the Executive shall serve as a member of the Board at all times during the Employment Period. The Executive shall devote all of his business time and efforts to the business of the Corporation.


          THIRD: Compensation.

          A. The Corporation shall pay the Executive, and the Executive shall accept from the Corporation, for the Executive's services during the Employment Period, payable in accordance with the Corporation's customary payroll policy as in effect from time to time, but in no event less frequently than semi-monthly, a base salary at the rate of no less than $300,000 per annum (the "Base Salary"), subject to increase pursuant to part B of this Article THIRD.

          B. The Base Salary of the Executive shall be reviewed by the Board at least semi-annually during the Employment Period, commencing on the six-month anniversary of the date of this Agreement and such Base Salary may be increased or maintained (but not decreased), in the sole and absolute discretion of the Board. Any increase in Base Salary or other compensation shall in no way reduce any other obligation of the Corporation hereunder.

          C. At the sole and absolute discretion of the Board, the Executive may be awarded an annual incentive bonus equal to one year's Base Salary, or such other amount as the Board deems appropriate.

          D. The Corporation shall reimburse the Executive for all reasonable and necessary expenses incurred by him in connection with the performance of his duties hereunder, including, without limitation, expenses for entertainment and travel (including lodging). The Executive shall account to the Corporation for all such expenses.

          E. During the Employment Period, the Executive and his dependents shall be entitled to participate in all employee benefit plans and arrangements now in effect or which may hereafter be established which are generally applicable to other senior executives of the Corporation and their dependents, including, without limitation, all medical, hospital, dental, other health benefits, disability insurance, retirement, pension, bonus, profit sharing, management incentive, stock option and other related fringe benefit plans and policies, so long as such plans and policies remain in effect with respect to senior executives of the Corporation. In addition, during the Employment Period the Corporation shall reimburse the Executive for any premiums, co-payments, deductibles and other expenses incurred by the Executive to maintain the $1,000,000 term life insurance policy issued in 1992, procured by the Executive from New England Life Insurance Company for his benefit and the benefit of his designees. The Executive shall also be entitled to the same amount of vacation time as is generally available to other senior executives of the Corporation, but in no event less than three weeks of paid vacation per year.

          F. During the Employment Period, the Executive shall be an insured under all director's and officer's insurance policies now in effect or which may hereafter be established which are generally applicable to other senior executives of the Corporation.

          FIFTH: Termination.

          A. The Employment Period, and the Executive's employment hereunder, shall terminate as a result of any of the following events:

                    (i) the Executive's death;

                    (ii) in the event the Executive shall have been unable substantially to perform his duties hereunder by reason of illness, accident or other physical or mental disability for a continuous period of 180 days or an aggregate period of 270 days during any continuous twelve-month period (a "Disability"), upon the election of the Board;

                    (iii) upon the election of the Board based on its determination that the Executive's employment should be terminated by the Corporation for "Cause" (as hereinafter defined), provided that the Corporation shall have given the Executive proper notice thereof, and the Executive shall have had at least a 30 day period in order to cure such "Cause";

                    (iv) upon the election of the Executive based on his determination that he has "Good Reason" (as hereinafter defined) for such termination, provided that the Executive shall have given the Corporation proper notice thereof, and the Corporation shall have had at least a 30 day period in order to cure such "Good Reason";

                    (v) upon the election of the Executive following a "Change in Control" (as hereinafter defined);

                    (vi) upon the mutual agreement of the Executive and the Corporation; or

                    (vii) upon the decision of the Board without Cause.

          B. The party terminating the Employment Period pursuant to clause
(ii), (iii), (iv), (v) or (vii) of part A of this Article FIFTH shall provide the other with a written notice (a "Termination Notice") of such termination, which notice shall indicate the specific provision being relied upon and set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination. The date on which termination is deemed to be effective is hereinafter referred to as the "Termination Date."

         C. For purposes of this Agreement, (i) the Corporation shall have "Cause" to terminate the Executive's employment hereunder only if (a) the Executive shall engage in fraudulent activities materially injurious to the Corporation, (b) the Executive shall be convicted of a felony, (c) the Executive shall willfully refuse to carry out the reasonable instructions, consistent with the terms of this Agreement, of the Board, which willful refusal shall materially adversely affect the Corporation, or (d) a determination shall be made by any federal or state governmental agency, self regulatory organization or other regulatory administrative agency having jurisdiction over the business conducted by the Corporation that the Executive should be removed or disqualified from acting as an officer of the Corporation;
(ii) "Good Reason" shall mean a breach by the Corporation of any of its obligations under this Agreement; and (iii) a "Change in Control" shall be deemed to occur upon (a) the sale by the Corporation of all or substantially all of its assets to any person (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934), the consolidation of the Corporation with any person, or the merger of the Corporation with any person as a result of which merger the Corporation is not the surviving entity, or if the survivor, the Corporation is owned by a parent company; or (b) the sale or transfer by one or more of the Corporation's shareholders, in one or more transactions, related or unrelated, to one or more persons under circumstances whereby any person and its "affiliates" (as hereafter defined) shall own, as a result of such sale or transfer and thereafter, at least one-half of the outstanding shares of the Corporation. Nothing contained in the definition of Change in Control shall limit or restrict the right of the Executive, in his capacity as a member of the Board, from participating in any discussions or voting on any matter referred to in said definition at any meeting of the Board. An "affiliate" shall mean any person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, any other person.

     SIXTH: Options.

     A. The Corporation shall give to the Executive an Option (the "Initial Option") to acquire such number of shares as will equal a 10% fully diluted equity interest in the Corporation (the "Optioned Shares") at an exercise price of $0.01 per share (the "Exercise Price"), which Option shall vest and become exercisable solely during the Employment Period in 36 equal increments on each of the first 36 monthly anniversaries of the commencement of the Executive's employment with the Corporation, unless this Agreement is terminated by the Executive because there is a Change in Control of the Corporation in which case the Initial Option shall vest and be exercisable in full immediately upon such event. If the Executive's employment is terminated by the Corporation other than for Cause or is terminated by the Executive for Good Reason, any shares that shall be issued upon the exercise of the portion of the Initial Option that has theretofore vested and become exercisable shall be subject to any lock up agreement between the Corporation and any underwriter in effect upon such event, and the portion of the Initial Option that would have vested and become exercisable in the twelve-month period occurring immediately after the Termination Date shall vest and be exercisable upon such event, but any shares that shall be issued upon the exercise of such portion of the Initial Option shall be subject to any lock up agreement between the Corporation and any underwriter in effect upon such event. If the Corporation effects an Initial Public Offering, any shares that shall be issued upon the exercise of the portion of the Initial Option that has vested and become exercisable prior to such Initial Public Offering shall be subject to any lock up agreement between the Corporation and any underwriter in connection therewith. If the Executive's employment is terminated because of his death, any shares that shall be issued to the executors and administrators of the Executive's estate upon the exercise of the portion of the Initial Option that has vested and become exercisable before his death shall be subject to any lock up agreement between the Corporation and any underwriter in effect at such time. In addition to the foregoing, the Board in its sole discretion may from time to time issue additional stock options to the Executive.

          B. The Exercise Price in effect from time to time and the number of shares represented by the Initial Option shall be subject to adjustment, as follows:

                    (i) In the event that a dividend shall be declared on the Common Stock payable in shares of the Common Stock, the Optioned Shares shall be adjusted by adding to each Optioned Share the number of shares which would be distributable thereon if such Optioned Share had been outstanding on the date fixed for determining the stockholders entitled to receive such stock dividend. In the event that the outstanding shares of the Common Stock shall be changed into or exchanged for a different number or kind of shares of stock or other securities of the Corporation or of another corporation, whether through reorganization, recapitalization, stock split-up, combination of shares, sale of assets, merger or consolidation in which the Corporation is the surviving corporation, then, there shall be substituted for each Optioned Share the number and kind of shares of stock or other securities into which each outstanding share of the Common Stock shall be so changed or for which each such share shall be exchanged.

                    (ii) In the event that any sale of shares of Common Stock (except any such sale made pursuant to any right, option, warrant or convertible security outstanding prior to the date of this Agreement), or the issuance of any rights, options, or warrants to subscribe for or purchase Common Stock (or securities convertible into or exchangeable for Common Stock) occurs after the date of this Agreement and during the Employment Period, then, upon each such sale or issuance, the Executive shall be issued an additional Option (an "Anti-Dilution Option") to acquire the number of shares that, when aggregated with the Optioned Shares, equals not less than 3.75% of the outstanding
          (fully diluted) shares of the outstanding Common Stock of the Corporation, at an exercise price equal to the Exercise Price, and shall vest and be exercisable solely during the Employment
          Period in equal increments during the period commencing with the date of the issuance of such Anti-Dilution Option and ending on the third anniversary of the commencement of the Executive's employment with the Corporation, unless this Agreement is terminated by the Executive because there is a Change in Control of the Corporation in which case each Anti-Dilution Option shall vest and be exercisable in full immediately upon such event. If the Executive's employment is terminated by the Corporation other than for Cause or the Executive terminates for Good Reason, any shares that shall be issued upon the exercise of the portion of the Anti-Dilution Option that has theretofore vested and become exercisable shall be subject to any lock up agreement between the Corporation and any underwriter in effect upon such event, and the portion of the Anti-Dilution Option that would have vested and become exercisable in the twelve-month period occurring immediately after the Termination Date shall vest and be exercisable upon such event, but any shares that shall be issued upon the exercise of such portion of the Anti-Dilution Option shall be subject to any lock up agreement between the Corporation and any underwriter in effect upon such event. If the Corporation effects an Initial

          Public Offering, any shares that shall be issued upon the exercise of the portion of the Anti-Dilution Option that has vested and become exercisable prior to such Initial Public Offering shall be subject to any lock up agreement between the Corporation and any underwriter in connection therewith. If the Executive's employment is terminated because of his death, any shares that shall be issued to the executors and administrators of the Executive's estate upon the exercise of the portion of the Anti-Dilution Option that has vested and become exercisable before his death shall be subject to any lock up agreement between the Corporation and any underwriter in effect at such time. Each Anti-Dilution Option shall be entitled to the full anti-dilution protection in clause (i) of this paragraph B. Hereinafter the Initial Option and the Anti-dilution Option are referred to as the "Options".

                    (iii) Neither the Executive nor the Executive's legal representatives nor the executors or administrators of his estate shall be or be deemed to be the holder of any share of the Common Stock covered by an Option unless and until a certificate for such share shall have been issued. Upon payment of the Exercise Price therefore, a share issued upon exercise of the Option shall be fully paid and nonassessable.

                    (iv) In order to exercise an Option, the Executive shall give written notice of intent to exercise the Option to the Chief Financial Officer of the Corporation or his delegate, in form and substance reasonably satisfactory to the Board, specifying the number of shares of Common Stock with respect to which the Option is being exercised, and accompanied by payment to the Corporation of the amount of the Exercise Price for the number of shares of Common Stock so specified.

                    (v) Unless the shares of Common Stock to be issued upon the exercise of an Option shall be registered prior to the issuance thereof under the Securities Act of 1933, as amended, the Executive (or, in the event of his death, the executors or administrators of his estate) shall, as a condition of the Corporation's obligation to issue such shares, give a representation in writing that he is (or they are) acquiring such shares for his (or their) own account as an investment and not with a view to, or for sale in connection with, the distribution of any thereof and the certificate representing such shares shall bear such legend, if any, as counsel for the Corporation may deem to be necessary or desirable in order to comply with the provisions of said Act.

                    (vi) In the event that the Corporation shall register shares under the Securities Act of 1933, as amended, subsequent to the Initial Public Offering, then, the Corporation shall at any time during the period commencing with the first anniversary of such Initial Public Offering and ending on the fifth anniversary of such Initial Public Offering, upon the request of the Executive (or, in the event of his death, of the executors or administrators of his estate), include in such first mentioned registration the number of shares of the Common Stock owned by the Executive (or his executors or administrators) on the date of such request, for re-sale by him or his executors or administrators. Notwithstanding the foregoing, the Corporation's obligations under clause (vi) of this paragraph B shall be reduced to the extent that the lead underwriter in such first mentioned registration requests in good faith, in a letter addressed to the Executive, such reduction.

                    (vii) If a holding company shall register shares under the Securities Act of 1933, as amended, and the only material assets of such holding company are shares of stock of the Corporation, and the holding company has no material liabilities, the Corporation shall arrange, at the timely request of the Executive (or, in the event of his death, at the timely request of the executors or administrators of his estate), to convert the Common Stock, and Options of the Corporation owned by the Executive into shares of stock of the holding company and options to acquire shares of stock of the holding company so that after such conversion the Executive will own the same percentage of the shares of stock of the holding company that he owned in the Corporation and have options exercisable into the same percentage of the shares of stock of the holding company that he was entitled to acquire in the Corporation. If the holding company has material assets other than shares of stock of the Corporation, or if the holding company has material liabilities, the Executive and the Corporation agree to negotiate in good faith an appropriate exchange ratio between shares and options of the Corporation and shares and options of the holding company.

          SEVENTH: Payments on Termination.

          A. If prior to the first anniversary of the date of this Agreement the Executive's employment is terminated by the Corporation other than for Cause (but including by reason of death or Disability), or by the Executive for Good Reason, then the Corporation shall pay to the Executive, (i) the Executive's full Base Salary through the Termination Date, together with all benefits, bonuses and incentive and other compensation earned or accrued through such date and (ii) an amount equal to one year's Base Salary. All payments provided in the foregoing clause (ii) shall be made at the time when the same would have become due if such termination had not occurred, unless the Executive's employment is terminated by reason of his death or Disability, in which case such payments shall be made on the fifth business day following the Termination Date.

          B. If during any Renewal Period the Executive's employment is terminated by the Corporation other than for Cause, (but including death and Disability), or terminated by the Executive for Good Reason, then, the Corporation shall pay to the Executive, (i) the Executive's full Base Salary through the Termination Date, together with all benefits, bonuses and incentive and other compensation through such date and (ii) an amount equal to one year's Base Salary. All payments provided in the foregoing clause (ii) shall be made at the time when the same would have become due if such termination had not occurred, unless the Executive's employment is terminated by reason of his death or Disability, in which case such payments shall be made on the fifth business day following the Termination Date.

          C. The Executive shall not be required to mitigate the amount of any payment provided for in parts A or B of this Article SEVENTH by seeking other employment or otherwise, nor shall the amount of any payment or benefit provided for therein be reduced by any compensation or retirement benefits heretofore or hereafter earned by the Executive as the result of employment by any other person, firm or corporation.

          D. If during the Employment Period the Executive's employment is terminated by the Corporation for Cause, or terminated by the Executive other than for Good Reason, the Corporation shall pay to the Executive the Executive's full Base Salary through the Termination Date, together with all benefits, bonuses and incentive and other compensation through such date, on the fifth day following the Termination Date.

          EIGHTH: Confidentiality; Non-Solicitation.

          A. The Executive acknowledges that by virtue of his employment hereunder he will have access to "Confidential Information" (as hereinafter defined) of the Corporation and that the communication of such Confidential Information to third parties could irreparably injure the business of the Corporation. Accordingly, the Executive agrees that he will treat and safeguard as confidential and secret all Confidential Information received by him at any time and that without the prior written consent of the Corporation, except as required by law, he will not disclose or reveal any of the Confidential Information to any third party whatsoever or use the same in any manner, except in connection with the business of the Corporation. For purposes of this Agreement, "Confidential Information" means any information not generally known to the public or recognized as standard industry practice, including, without limitation, customer lists, trade secrets, inventions, formulas, methods or processes, whether or not patented or patentable, pricing policies and records of the Corporation and such other information normally understood to be confidential or otherwise designated as such in writing by the Corporation, all of which the Executive expressly acknowledges and agrees shall be confidential and proprietary information belonging to the Corporation. Upon termination of his employment with the Corporation, the Executive shall return to the Corporation all documents and papers belonging to the Corporation, including any Confidential Information, together with any copies, abstracts or summaries thereof.

          B. The Executive acknowledges and agrees that, because of the unique and extraordinary nature of his services and in view of the nature and business of the Corporation, any breach of any provisions of this Article EIGHTH will cause irreparable injury and incalculable harm to the Corporation and that the Corporation shall, accordingly, in addition to damages and reasonable attorney's fees and expenses, be entitled to preliminary and permanent injunctive or other equitable relief, without the necessity of proving actual damages.

          C. During the Employment Period and for a period of one year thereafter, the Executive will not directly or indirectly employ, solicit for employment, or advise or recommend to any other person that they employ or solicit for employment, any person whom he knows to be an employee of the Corporation or any parent, subsidiary or affiliate of the Corporation.

          NINTH: Non-Compete.

          A. The Executive agrees that, during the Employment Period and, to the extent applicable, for the period specified in paragraph B of this Article NINTH, the Executive shall not, without the prior written approval of the Board, for any reason whatsoever, directly or indirectly:

                    (i) Own, manage, operate, join or control, or participate in the ownership, management, operation or control of, or be a director, officer or employee of, or a consultant to, any business enterprise which reasonably may be deemed "competitive" (as hereinafter defined) with any business engaged in by the Corporation. Nothing in this paragraph shall preclude the Executive from holding an interest or investment of less than 5% of a publicly owned company or business entity.

          B. The provisions of paragraph A of this Article NINTH shall be applicable, in the event of (a) the termination of the Executive's employment hereunder by the Corporation for Cause, (b) the termination of the Executive's employment by reason of the Executive's Disability, (c) the termination of the Executive's employment by the Executive without Good Reason, or (d) the termination of the Executive's employment by the Executive following a Change in Control, for a period of twelve months after the Termination Date. In the event of the termination of the Executive's employment hereunder by the Corporation other than for Cause and other than by reason of the Executive's Disability, or by the Executive for Good Reason, the provisions of paragraph A of this Article NINTH shall not be applicable after the Termination Date.

          C. A business shall be considered "competitive" with the business of the Corporation only if it is located in the United States and is engaged in the development, manufacture, production, distribution or marketing of radiopharmaceutical or peptide drugs intended to diagnose or treat diseases such as infection, cancer and blood clots.

          D. In the event a court of competent jurisdiction should find any provision in this Article NINTH to be unfair or unreasonable, such finding shall not render such provision unenforceable, but, rather, this provision shall be modified as to subject matter, time and geographic area so as to render the entire paragraph valid and enforceable.

          TENTH: Indemnification. The Corporation shall indemnify the Executive to the fullest extent permitted by the General Corporation Law of the State of Delaware, as amended from time to time, for all amounts (including, without limitation, judgements, fines, settlement payments, expenses and attorney's fees) incurred or paid by the Executive in connection with any action, suit, investigation or proceeding arising out of or relating to the performance by the Executive of services for, or acting by the Executive as a director, officer or employee of, the Corporation or any other person or enterprise at the Corporation's request, and shall to the fullest extent permitted by the General Corporation Law of the State of Delaware, as amended from time to time, advance all expenses incurred or paid by the Executive in connection with, and until disposition of any action, suit, investigation or proceeding arising out of or relating to the performance by the Executive of services for, or acting by the Executive as a director, officer or employee of, the Corporation or any other person or enterprise at the Corporation's request.

          ELEVENTH: Insurance. If requested by the Corporation, the Executive agrees to cooperate with the Corporation in obtaining for the Corporation's benefit, at the Corporation's expense, life insurance on his life. Such cooperation shall include completing and signing such forms or applications, undergoing physical examinations, and such other acts as may be required in order to obtain such insurance.

          TWELFTH: Notices. All notices hereunder shall be in writing and personally delivered or sent by registered or certified mail, return receipt requested, or by overnight courier service, and shall be deemed given when so delivered or when deposited in the mail, postage prepaid, or delivered to such service and addressed to a party at its address set forth below

(or at such other address as each party may from time to time designate):

If to the Corporation, to:

         RhoMed Incorporated

         __________________________

         __________________________


                           with a copy to:

                           The Castle Group Ltd.
                           375 Park Avenue
                           New York, New York 10152
                           Attention: Michael S. Weiss, Esq.


If to the Executive, to:

         Edward J. Quilty
         620 Grindan Drive
         Yardly, Pennsylvania 19067

                           with a copy to:

                           Rosenman & Colin LLP
                           575 Madison Ave.
                           New York, New York 10022
                           Attention: Eric J. Wallach, Esq.


          Any change in address shall be sent by notice as set forth above but shall be deemed given only upon its receipt.

          THIRTEENTH: Entire Agreement; Waivers; Merger. This Agreement constitutes the entire understanding between the parties with respect to the subject matter hereof and no waiver, amendment or revision of, or addition to, the terms hereof shall be valid unless in writing signed by the parties hereto and only to the extent therein set forth. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. All prior and contemporaneous agreements and understandings with respect to the subject matter hereof, whether written or oral, are hereby terminated and superseded by this Agreement.

          FOURTEENTH: Severability. If any provision of this Agreement is invalid, illegal or unenforceable, the balance of this Agreement shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances.

          FIFTEENTH: Binding Effect. This Agreement shall inure to the benefit of and shall bind the parties hereto and their respective heirs, administrators, executors, successors, legal representatives and permitted assigns.

          SIXTEENTH: Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without regard to its principles of conflict of laws.

          SEVENTEENTH: Survival. The provisions of Articles EIGHTH and NINTH shall survive the expiration or termination of this Agreement.

          EIGHTEENTH: Section Headings. The section headings herein have been inserted for convenience of reference only and shall in no way modify, define or restrict any of the terms or provisions hereof.


          IN WITNESS WHEREOF, the parties have executed this Employment Agreement as of the day and year first above written.



                                            RhoMed Incorporated

                                            By:  /s/ Carl Spana
                                               -----------------------------
                                                     Carl Spana
                                                     ( TITLE   )



                                                 /s/ Edward J. Quilty
                                               -----------------------------
                                                     Edward J. Quilty

                     AMENDMENT TO EMPLOYMENT AGREEMENT

      This Amendment to that certain Employment Agreement dated as of November 16, 1995 (the "Employment Agreement") between RhoMed Incorporated, a Delaware corporation ("RhoMed"), and Edward J. Quilty, an individual residing at 1031 Creamery Rd., Newtown, Pennsylvania 18940 (the "Executive"), is made and entered into as of _____________, 1996, by and among RhoMed, the Executive, and Palatin Technologies, Inc., a Delaware corporation of which RhoMed is a wholly-owned subsidiary ("Palatin").

     WHEREAS, Palatin desires to employ the Executive, and the Executive desires to be employed by Palatin, on the same terms and capacities as are contemplated in the Employment Agreement, by amending the Employment Agreement to effect such employment, and whereas RhoMed has consented to such arrangement;

     WHEREAS, the Executive, RhoMed and Palatin have determined that it is in the best interest of the parties to this Amendment to clarify certain of the terms of the Employment Agreement.

     NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

     1. Effective as of _________, 1996, RhoMed will not be a party to the Employment Agreement and the Employment Agreement shall from such time and thereafter be between Palatin and the Executive, and all references in the Employment Agreement to "RhoMed" shall be references to "Palatin."

     2. The merger of Palatin's wholly-owned subsidiary, Interfilm Acquisition Corporation, with and into RhoMed on June 25, 1996 (the "Merger") was not intended to and did not constitute a "change-in-control" under Paragraph C of Article FIFTH of the Employment Agreement.

     Upon the execution hereof, each reference in the Employment Agreement to "the Employment Agreement", "this Agreement", "hereby", "hereunder", "herein", "hereof" or words of like import referring to the Employment Agreement shall mean and refer to the Employment Agreement as amended by this Amendment to the Employment Agreement. All other provision of the Employment Agreement shall remain in full force and effect except and to the extent explicitly amended hereby.

     This Amendment may be executed in any number of counterparts, each of which shall be an original and all of which together shall constitute one and the same Amendment.

     IN WITNESS WHEREOF, the parties hereto have signed this Amendment or caused this Amendment to be signed by their respective officers thereunto duly authorized as of the date first written above.


PALATIN TECHNOLOGIES, INC.                    RHOMED INCORPORATED


     /s/ Edward J. Quilty                        /s/ John J. McDonough
By:-----------------------                    By:----------------------
Name: E. J. Quilty                            Name: John J. McDonough
Title: Chairman & CEO                         Title: VP & CFO


     /s/ Edward J. Quilty
By:-----------------------
     Edward J. Quilty


























                                       2